UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period: N/A

Commission File Number 001-33326

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PEOPLE’S UNITED FINANCIAL, INC.

850 Main Street

Bridgeport, Connecticut 06604

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PEOPLE’S UNITED BANK 401(k) EMPLOYEE SAVINGS PLAN

	By:	People’s United Bank

Date: June 29, 2010	By:	/s/ Jeffrey Hoyt
	Name:	Jeffrey Hoyt
	Title:	Senior Vice President and Controller

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

*	Other schedules required by Section 2520.103-10 of the Employee Retirement Income Security Act of 1974 (ERISA) are not applicable.

Report of Independent Registered Public Accounting Firm

People’s United Bank Human Resources Committee of the Board of Directors and

Participants of the People’s United Bank 401(k) Employee Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the People’s United Bank 401(k) Employee Savings Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for plan benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Stamford, Connecticut

June 29, 2010

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2009 and 2008

(In thousands)

	2009	2008
Assets:
Cash fund	$5	$—
Investments, at fair value (note 3):
Mutual fund shares	213,923	92,498
Putnam Stable Value Fund	106,571	70,765
People’s United Financial, Inc. Stock Fund	97,572	84,720
Putnam S&P 500 Index Fund	33,608	24,185

Total investments, at fair value	451,674	272,168
Participant loans, at cost (note 4)	10,928	6,701

	462,607	278,869

Receivables (note 5):
Participant contributions	353	223
Employer contributions	4,641	1,615

Total receivables	4,994	1,838

Total assets available for plan benefits	467,601	280,707

Liabilities:
Accrued plan expenses	36	34

Total liabilities	36	34

Net assets available for plan benefits, before adjustment	467,565	280,673
Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 3)	(4,418)	5,142

Net assets available for plan benefits	$463,147	$285,815

See accompanying notes to financial statements.

2

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years Ended December 31, 2009 and 2008

(In thousands)

	2009	2008
Additions (reductions) to net assets attributable to:
Net appreciation (depreciation) in fair value of investments (note 3)	$48,009	$(69,770)
Interest and dividends	12,176	10,612

Net investment income (loss)	60,185	(59,158)

Contributions:
Participant	19,042	12,459
Employer	13,038	6,909

Total contributions	32,080	19,368

Plan transfers-in (note 1)	110,966	—

Total additions (reductions), net	203,231	(39,790)

Deductions from net assets attributable to:
Distributions to participants	25,899	31,926

Total deductions	25,899	31,926

Net increase (decrease) in net assets available for plan benefits	177,332	(71,716)
Net assets available for plan benefits, beginning of year	285,815	357,531

Net assets available for plan benefits, end of year	$463,147	$285,815

See accompanying notes to financial statements.

3

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(1)	Plan Description

The People’s United Bank 401(k) Employee Savings Plan (the “Plan”) is a defined contribution plan sponsored by People’s United Bank (“People’s”, the “Bank”, or the “Plan Sponsor”). Under the terms of a trust agreement, Mercer Trust Company (as “Trustee”) and Mercer HR Services (as “Recordkeeper”) (collectively, “Mercer”) have been empowered to perform such trust and administrative services as may be necessary to carry out the purposes of the Plan. However, the Trustee does not have any discretionary authority concerning the investment of the trust fund or the payment of distributions to participants. The Plan is administered by the Human Resource Committee, appointed by the board of directors of People’s, and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

In general, all employees become eligible to participate in the Plan on their date of hire. Contributions made by Plan participants and by People’s are invested (as directed by the individual participants) in the Putnam Stable Value Fund, the People’s United Financial, Inc. Stock Fund, the Putnam S&P 500 Index Fund, or any of a series of mutual fund investment options offered by the plan. All of the Plan’s investments are participant-directed investments.

Participant accounts are credited with the participants’ voluntary payroll contributions, allocations of People’s matching contribution percentages, and Plan earnings. Allocations are based on the participants’ eligible pre-tax earnings (as defined) and payroll contribution percentages. Forfeitures are utilized to reduce future employer contributions. Participants are fully vested in their own contributions at all times, and in People’s matching contributions after one year of credited service. Participants who receive an additional People’s contribution in lieu of participation in the People’s United Bank Employees’ Retirement Plan (see note 5) vest as follows: 25% after two years of credited service; 50% after three years of credited service; 75% after four years of credited service; and 100% after five years of credited service.

On termination of service, death, disability, or retirement, a participant may elect to receive a lump-sum amount equal to the full value of the participant’s vested interest in his or her account, or monthly, quarterly, semi-annual or annual installments over a period of time not to exceed the life expectancy of the participant or the joint life and last survivor expectancy of the participant and his or her beneficiary.

In January 2008, People’s United Financial, Inc. (the holding company parent of the Bank) acquired Chittenden Corporation (“Chittenden”). Effective January 1, 2009, participants in the Chittenden Corporation Incentive Savings and Profit Sharing Plan (the “Chittenden Plan”) became eligible to participate in the Plan. In February 2009, Chittenden Plan assets totaling approximately $111.0 million were transferred into the Plan.

The foregoing Plan description is presented for general information purposes only. Participants should refer to the Plan document for more complete information.

4	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”) requires management of the Plan to make estimates and assumptions that affect the reported amounts of net assets available for plan benefits and changes therein. Actual results of the Plan could differ significantly from those estimates and assumptions.

(b)	Investment Valuation and Income Recognition

Investments representing shares of mutual funds, the Putnam S&P 500 Index Fund (substantially all of which is invested in a collective investment trust) and People’s United Financial, Inc. common stock are stated at fair valued based on quoted market prices.

The Plan invests in a stable value fund through its participation in the Putnam Stable Value Fund (the “Stable Value Fund”). The Stable Value Fund is a common collective trust fund consisting of investments in investment contracts with insurance companies and banks as well as synthetic investment contracts, and is stated at fair value which differs from contract value. Fair value of the Stable Value Fund is based on the fair value of the underlying investments.

The Plan applies Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 946, Financial Services – Investment Companies, and ASC 965, Plan Accounting—Health and Welfare Benefit Plans, which define the circumstances in which an investment contract is considered fully benefit-responsive and provides certain reporting and disclosure requirements for fully benefit-responsive investment contracts in defined contribution health and welfare and pension plans. As required by this authoritative guidance, investments in the accompanying Statements of Net Assets Available for Plan Benefits include fully benefit-responsive investment contracts recognized at fair value, with a corresponding adjustment to reflect these investments at contract value.

The net unrealized appreciation or depreciation for the year is reported together with realized gains and losses in the statements of changes in net assets available for plan benefits. Purchases and sales of investments are recorded on a trade-date basis. Realized investment gains and losses are determined based on the weighted-average historical cost basis of the investment sold. Dividend income is recorded on the ex-dividend date.

5	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(c)	Fair Value Measurement of Investments

Investments are reported at fair value in the accompanying Statements of Net Assets Available for Plan Benefits. Accounting Standards Codification 820, Fair Value Measurements and Disclosures (“ASC 820”), establishes a framework for measuring fair value. That framework provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy assigns the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).

The three levels of the fair value hierarchy under ASC 820, along with a brief description of each, are as follows:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:

•	quoted prices for similar assets or liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	observable inputs for the asset or liability other than quoted prices; and
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

A description of the valuation methodologies used to measure Plan assets at fair value is provided below:

Common Stock – Valued at the closing price as reported in the active market on which the identical security is traded.

6	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

Mutual Fund Shares – Valued at the net asset value per share as reported in the active markets on which the individual securities are traded. There are no restrictions as to the redemption of these investments nor does the Plan have any contractual obligations to further invest in any of the individual mutual funds.

Collective Trusts – Valued based on the beginning of year value of the Plan’s interest in the trust plus actual contributions and allocated investment income (loss) less actual distributions and allocated administrative expenses. If available, quoted market prices (net asset value) are used to value investments in the trusts. The fair value of certain other investments for which quoted market prices are not available are valued based on yields currently available on comparable securities of issuers with similar credit ratings. There are no imposed redemption restrictions nor does the Plan have any contractual obligations to further invest in the trusts.

The preceding methods described may produce a fair value that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date. There were no changes in the Plan’s valuation methodologies during 2009.

(d)	Loans

Participant loans are stated at cost, which approximates fair value.

(e)	Payments of Distributions

Distributions to participants are recorded when paid.

(f)	Administrative Expenses

Certain direct expenses and fees related to the administration of the Plan are paid from Plan assets. All other administrative expenses are paid by participants.

(g)	Forfeited Accounts

Forfeitures of nonvested People’s contributions for the participants may be used to reduce future People’s matching contributions. During 2009 and 2008, $16,868 and $25,561 in forfeitures were used to reduce People’s matching contributions, respectively. There were no remaining forfeitures available to reduce future employer matching contributions at either December 31, 2009 or 2008.

7	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(h)	Recent Accounting Pronouncements

In April 2009, the FASB issued guidance under ASC 820, formerly referred to as FSP FAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly. This guidance addresses the factors to consider in determining whether there has been a significant decrease in the volume and level of activity for an asset or liability when compared to normal market activity. Under this guidance, if the reporting entity determines that the volume and level of activity has significantly decreased and transactions are not orderly, further analysis is required and significant adjustments to the quoted prices or transactions may be necessary. This guidance is effective for interim and annual reporting periods ending after June 15, 2009. Adoption of this guidance did not have a material impact on the Plan’s statement of net assets available for plan benefits or changes therein.

In June 2009, the FASB issued guidance under ASC 105, Generally Accepted Accounting Principles, formerly referred to as FASB Statement of Financial Accounting Standards No. 168, FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles – A Replacement of FASB Statement No. 162. This guidance served to establish the FASB ASC (the “Codification”) as the source of authoritative GAAP for nongovernmental entities. The Codification supercedes all existing non-Securities and Exchange Commission (“SEC”) accounting and reporting standards. Rules and interpretive releases of the SEC under authority of federal security laws remain authoritative GAAP for SEC registrants. This guidance and the Codification are effective for financial statements issued for interim and annual periods ending after September 15, 2009. As the Codification did not change existing GAAP, its adoption did not have any impact on the Plan’s statement of net assets available for plan benefits or changes therein.

In September 2009, the FASB issued ASC Update 2009-12, Fair Value Measurements and Disclosures (Topic 820) – Investment in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent), which provides guidance on estimating the fair value of a company’s investments in investment companies when the investment does not have a readily determinable fair value, permitting the use of the investment’s net asset value as a practical expedient to determine fair value. This guidance also requires additional disclosure of the attributes of these investments such as: (i) the nature of any restrictions on the reporting entity’s ability to redeem its investment; (ii) unfunded commitments; and (iii) investment strategies of the investees. This guidance is effective for periods ending after December 15, 2009. Adoption did not have a material impact on the Plan’s statement of net assets available for plan benefits or changes therein and all applicable disclosures have been included in these financial statements.

8	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

In January 2010, the FASB issued ASC Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) – Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 as well as reasons for such transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which is effective for fiscal years beginning after December 15, 2010 and interim periods within those fiscal years with early adoption permitted.

(3)	Investments

The following table presents the net appreciation (depreciation) in the fair value of investments (including investments bought, sold and held during the year) for the plan years ended December 31, 2009 and 2008 (in thousands):

	2009			2008
	Realized	Unrealized	Total	Total
Mutual funds	$6,165	$39,824	$45,989	$(55,186)
Putnam S&P 500 Index Fund	(4)	7,301	7,297	(14,611)
People’s United Financial, Inc. Stock Fund	(2,458)	(2,819)	(5,277)	27

Net appreciation (depreciation)	$3,703	$44,306	$48,009	$(69,770)

The fair value of investments representing 5% or more of the Plan’s net assets at December 31, 2009 and 2008 are as follows (in thousands):

	2009		2008
Collective trusts:
Putnam Stable Value Fund (contract value of $102,153 and $75,907, respectively)	$106,571		$70,765
Putnam S&P 500 Index Fund	33,608		24,185
Common stock:
People’s United Financial, Inc. Stock Fund	97,572		84,720
Mutual funds:
PIMCO Total Return Fund	29,572		17,882
Artio International Equity Fund	(a	)	16,768

(a)	Balance did not represent 5% or more of the Plan’s net assets on the respective date.

9	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The Plan, through its investment in the Stable Value Fund, has entered into a benefit-responsive investment contract. The Stable Value Fund, a collective trust, is a commingled pool that invests in (i) investment contracts issued by insurance companies and other financial institutions, (ii) fixed income securities, and (iii) money market funds.

Mercer maintains participant contributions in a general account which is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. In addition, the terms of the guaranteed investment contract do not permit the issuing insurance company to terminate the agreement prior to the scheduled maturity date.

Investment contracts have been presented in the financial statements at fair value, with a corresponding adjustment to contract value (as reported to the Plan by Mercer), because such investments are deemed to be fully benefit-responsive in that they provide that trust participants may make withdrawals, or transfer all or a portion of their account balance, at contract value during the term of the contract. Contract value represents contributions made under the contract, plus earnings on the underlying investments, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issuer or otherwise.

The weighted average yield earned by the Stable Value Fund for the years ended December 31, 2009 and 2008 was 2.68% and 1.55%, respectively. The weighted average yield credited to participant accounts during that same period was 3.83% and 4.16%, respectively. The crediting interest rate is based on a formula agreed upon with the issuer, but it may not be less than 0%. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include: (1) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan; or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. People’s does not believe that any of the aforementioned events, which would limit the Plan’s ability to transact at contract value with participants, are probable of occurring.

10	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

The following tables set forth the fair value of Plan assets, by level, within the ASC 820 fair value hierarchy, as of December 31, 2009 and 2008 (in thousands):

	December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth	$53,730	$—	$—	$53,730
Balanced	43,557	—	—	43,557
Mid-Cap	38,326	—	—	38,326
International	33,443	—	—	33,443
Fixed income	29,572	—	—	29,572
Small-cap	15,295	—	—	15,295
People’s United Financial, Inc. Stock Fund	97,572	—	—	97,572
Putnam S&P 500 Index Fund	32,862	746	—	33,608
Putnam Stable Value Fund	—	106,571	—	106,571

Total	$344,357	$107,317	$—	$451,674

	December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds:
Mid-cap	$20,393	$—	$—	$20,393
Growth	17,894	—	—	17,894
Fixed income	17,882	—	—	17,882
International	17,108	—	—	17,108
Balanced	13,477	—	—	13,477
Small-cap	5,744	—	—	5,744
People’s United Financial, Inc. Stock Fund	84,720	—	—	84,720
Putnam S&P 500 Index Fund	22,486	1,699	—	24,185
Putnam Stable Value Fund	—	70,765	—	70,765

Total	$199,704	$72,464	$—	$272,168

(4)	Loans to Participants

Participants may borrow up to 50% of their vested account balances (subject to a maximum loan amount of $50,000) and may have up to two loans outstanding at any time (subject to a minimum loan amount of $1,000). Loans generally have a five-year term (longer if used for the purchase of a primary residence) but may be repaid in full at any time. The interest rate for each loan, which remains fixed through the duration of the loan, is the Prime lending rate as listed in The Wall Street Journal in effect on the first business day of the month in which the participant requests the loan, plus 1%. Loans granted at different times may bear different interest rates. Interest begins to accrue on the date the loan proceeds are disbursed to the participant and will continue to accrue until the entire loan balance is paid in full, whether before or after maturity or default. Loan rates ranged from 4.25% to 12.16% at December 31, 2009 and 5.0% to 10.5% at December 31, 2008.

11	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(5)	Employer and Participant Contributions

Prior to January 1, 2009, participating employees could contribute from 1% to 20% of their pre-tax earnings (as defined) and allocate their contributions to the Plan’s various investment funds. Effective January 1, 2009, the employee pre-tax contribution limit was increased to 50%. Participant contributions may not exceed a specified base amount, adjusted annually for cost-of-living increases, as determined by the Internal Revenue Service (the “IRS”). The base amount per participant was $16,500 and $15,500 in 2009 and 2008, respectively.

Participants who are age of 50 and older at any time during the Plan year may make “catch up contributions” in that year. These contributions are additional tax deferred contributions that eligible participants are permitted to make in excess of annual IRS tax-deferred contribution limits. For 2009 and 2008, the maximum amount of “catch up contributions” permitted to have been made to the Plan was $5,500 and $5,000, respectively. People’s makes matching contributions equal to 100% of a participant’s contributions (excluding catch up contributions) up to and including 4% of the participant’s earnings. At its discretion, People’s may increase its matching contributions to 5% of participant earnings for a calendar year. People’s made discretionary matching contributions of $913,100 and $1,142,000 in 2009 and 2008, respectively.

During 2006, the Plan was amended to allow employees hired on or after August 14, 2006 to receive an additional annual contribution equal to 3% of their eligible pre-tax earnings (as defined) in lieu of participation in The People’s United Bank Employees’ Retirement Plan that was closed to new participants effective August 14, 2006. At December 31, 2009 and 2008, the Plan recorded additional employer contributions receivable totaling $3,172,217 and $344,185, respectively, representing amounts due from People’s as a result of this Plan amendment.

In connection with the acquisition of Chittenden, the Plan was amended to provide additional contributions for former non-highly compensated employees of Chittenden for the 2009 calendar year only equal to the amount, if any, by which contributions they would have been entitled to under the Chittenden Plan were less than contributions they would receive as participants in the Plan plus the Employee Stock Ownership Plan of People’s United Financial, Inc. For 2009, certain employees received additional contributions, as defined, totaling $352,612.

People’s matching contributions are made at the same time as participant contributions, while discretionary contributions and contributions in lieu of retirement plan participation are made on an annual basis. All of People’s contributions are allocated to the investment funds in the same proportion elected by the participant with respect to a participant’s own contributions. If the participant does not have an investment election on file, the contribution is made to an appropriate age-based retirement fund offered by the Plan based upon the participant’s years to normal retirement eligibility (age 65).

12	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(6)	Distributions to Participants

Participant contributions may not be withdrawn from the Plan prior to the termination of the participant’s employment with People’s, unless the participant has either attained age 59-1/2 or is able to demonstrate financial hardship, as defined in Section 401(k) of the Internal Revenue Code (the “IRC”). People’s contributions may be withdrawn subject to specified limitations. The Plan also provides for distributions upon termination, retirement or death, subject to specified conditions. The normal form of payment for participants is a lump sum distribution.

(7)	Risk and Uncertainties

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying Statements of Net Assets Available for Plan Benefits.

(8)	Plan Termination

Although it has not expressed any intention to do so, People’s has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, partial termination, or complete discontinuance of contributions, all participants would become fully vested in their accounts and benefits would be payable under the terms of the Plan.

(9)	Income Tax Status

The Plan received a favorable tax determination letter from the IRS dated October 16, 2003, indicating that the Plan, as then designed, was in compliance with the applicable requirements of the IRC, and was therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(10)	Related Party Transactions

The Plan’s investments include shares of People’s United Financial, Inc. common stock. People’s is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions. Participant loans also qualify as party-in-interest transactions.

13	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Notes to Financial Statements

December 31, 2009 and 2008

(11)	Subsequent Event

The following subsequent events have been evaluated through June 29, 2010, the date these financial statements were issued.

Effective January 1, 2010, the Community Bank & Trust Salary Savings Plan (the “CB&T Plan”) was merged with and into the Plan and assets totaling approximately $1.3 million were transferred into the Plan. The CB&T Plan was previously maintained by an affiliate of Chittenden.

(12)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500 (in thousands):

	December 31,
	2009	2008
Net assets available for plan benefits per financial statements	$463,147	$285,815
Plus adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	4,418	(5,142)

Net assets available for plan benefits per Form 5500	$467,565	$280,673

The following is a reconciliation of net investment income (loss) per the financial statements to the Form 5500 (in thousands):

	Year ended December 31,
	2009	2008
Total net investment income (loss) per financial statements	$60,185	$(59,158)
Plus changes in adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	9,560	(6,678)

Total net investment income (loss) per Form 5500	$69,745	$(65,836)

14	(Continued)

PEOPLE’S UNITED BANK 401(k)

EMPLOYEE SAVINGS PLAN

Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)

December 31, 2009

(Dollars in thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, and par or maturity value	(e) Current value
	Cash fund	5,068.69 shares	$5
	Mutual funds:
	American Funds Europacific Growth Fund	316,199.054 shares	12,123
	Davis New York Venture Fund	208,457.503 shares	6,523
	Columbia Management Mid Cap Index Fund	59,576.568 shares	550
	Columbia Small Cap Value II Fund	149,219.851 shares	1,640
	Artio International Equity Fund	754,960.803 shares	21,320
	Artisan Mid Cap Fund	783,368.858 shares	20,023
	Artisan Mid Cap Value Fund	987,350.358 shares	17,753
	Columbia Management Small Cap Index Fund	23,294.633 shares	324
	American Funds Growth Fund of America	611,624.808 shares	16,716
	T. Rowe Price Growth Stock Fund	705,356.523 shares	19,404
	PIMCO Total Return Fund	2,738,140.493 shares	29,572
	Sentinel Small Company Fund	2,092,749.418 shares	13,331
	T. Rowe Price Retirement Income Fund	113,413.871 shares	1,385
	T. Rowe Price Retirement 2005 Fund	6,486.908 shares	68
	T. Rowe Price Retirement 2010 Fund	420,251.502 shares	5,862
	T. Rowe Price Retirement 2015 Fund	851,348.156 shares	9,084
	T. Rowe Price Retirement 2020 Fund	544,948.103 shares	7,956
	T. Rowe Price Retirement 2025 Fund	755,117.974 shares	8,012
	T. Rowe Price Retirement 2030 Fund	303,892.102 shares	4,595
	T. Rowe Price Retirement 2035 Fund	283,707.422 shares	3,021
	T. Rowe Price Retirement 2040 Fund	88,340.375 shares	1,338
	T. Rowe Price Retirement 2045 Fund	151,106.932 shares	1,526
	T. Rowe Price Retirement 2050 Fund	72,890.158 shares	618
	T. Rowe Price Retirement 2055 Fund	10,929.373 shares	92
	Allianz NFJ Dividend Value Fund	1,062,980.111 shares	11,087

	Total mutual funds		213,923
	Putnam Stable Value Fund	102,152,698.435 shares	106,571
*	Peoples United Financial, Inc. common stock	5,842,632.245 shares	97,572
	Putnam S&P 500 Index Fund	1,078,923.067 shares	33,608
*	Participant Loans	Interest rates: 4.25% to 12.16% Maturity dates: January 2010 to November 2024	10,928

	Total investments (held at end of year)		$462,607

*	Party-in-interest to the Plan.

See accompanying report of independent registered public accounting firm.

15

EXHIBIT INDEX

Exhibit No.	Description

23	Consent of KPMG LLP